Exhibit 99.1

DHT HOLDINGS, INC. REPORTS FIRST QUARTER 2011 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.10 PER SHARE

ST. HELIER, CHANNEL ISLANDS, April 18, 2011 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Highlights

●	The Company declared a cash dividend of $0.10 per share for the quarter payable on May 9, 2011 for shareholders of record as of April 29, 2011.

●
On March 21, 2011 DHT announced the acquisition of a 2002 built VLCC for $67.0 million. The vessel will be delivered during the second quarter of 2011 and will be named DHT Eagle. The vessel will be employed on a two year time charter at $32,300 net per day. The company will finance the acquisition with cash at hand and bank debt.

●	In February 2011, DHT issued a total of 15,425,300 shares of common stock for total net proceeds of $67.5 mill.

●
Revenue of $22.3 million for the quarter is comprised of the base hire only for the nine vessels in operations in the quarter.  These nine vessels are on charters until 2012 – 2018.  The DHT Phoenix, which was delivered on March 2, 2011, will enter the Tankers International pool during April, 2011.

●	Net income for the first quarter was $4.0 million, or $0.07 per share. Adjusted for non-cash interest rate swap related items, net income for the quarter was $3.8 million, or $0.07 per share.

●	Vessel operating expenses for the quarter were $6.4 million including initial operating costs related to the DHT Phoenix, which was delivered on March 2, 2011

●	Voyage related expenses of $1.3 million relate to bunker consumption to reposition the newly acquired DHT Phoenix to enter the TI pool.

●
G&A for the quarter was $2.4 million including non-cash cost related to restricted share agreements for management and board.   G&A for the quarter includes a high level of activity related to capital raising, vessel inspections, vessel acquisitions and move of offices.

●	Net financial expenses of $1.3 million include a net non-cash gain on interest rate swaps of $0.3 million.

●	Cash on hand at quarter-end was $102.2 million. This does not include $6.7 million in deposit paid towards the acquisition of the DHT Eagle.

DHT will host a conference call at 8:00 a.m. EDT on Monday April 18, 2011 to present the results for the quarter. See below for further details.

First Quarter Results
The Company today reported revenues for the period from January 1 to March 31, 2011, of $22.3 million, compared to revenues of $22.4 million for the prior-year period.  Of the $22.3 million of revenues for the quarter, $17.6 million relates to the seven vessels on time charter and $4.7 million relates to the two vessels on bareboat charter.  For the quarter there was no profit sharing under the Company’s profit-sharing arrangements. The DHT Phoenix was delivered to DHT on March 2, 2011 and will enter the TI pool during April 2011.

The Company’s seven vessels on time charter contracts were on-hire 99.6% for the quarter. The next scheduled class surveys are special surveys for three VLCCs; one in each of the second, third and fourth  quarter of 2011.  In addition, two Aframax vessels are scheduled for interim surveys in the fourth quarter of 2011.

Vessel operating expenses for the quarter were $6.4 million. Voyage related expenses of $1.3 million relate to bunker consumption to reposition the newly acquired DHT Phoenix to enter the TI pool.

Depreciation and amortization expenses, including depreciation of capitalized dry docking costs, were $6.8 million.  G&A for the quarter was $2.4 million including non-cash cost related to restricted share agreements for management and board.  G&A for the quarter includes a high level of activity related to capital raising, vessel inspections, vessel acquisitions and move of offices.

Net financial expenses of $1.3 million include a net non-cash gain on interest rate swaps of $0.3 million.

The Company had net income for the quarter of $4.0 million or $0.07 per diluted share, compared to net loss of $2.2 million or $0.05 per diluted share, for the first quarter of 2010.  After adjusting for non-cash financial items related to interest rate swaps, net income for the quarter was $3.8 million or $0.07 per share.  Free cash flow from operations was $10.8 million or $0.18 per share1.

At the end of the first quarter, the Company’s cash balance was $102.2 million, not including $6.7 million in deposit paid towards the acquisition of the DHT Eagle.  The Company remains in compliance with its financial covenants.

Svein Moxnes Harfjeld, CEO, stated: ”The charter coverage of our fleet enables us again to declare a dividend of $0.10 per share.  We have in accordance with our communicated plan acquired an additional vessel and our balance sheet allows us to continue to grow the company.”

1)
Free cash flow from operations after contractual debt service represents the sum of net income, amortization of unrealized loss of interest rate swaps, fair value (gain)/loss on derivative financial instrument and depreciation and amortization.  Please refer to the table on page 4 for reconciliation between net income and free cash flow from operations after contractual debt service.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EDT Monday April 18, 2011 to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 888 935 4575 within the United States and +44 207 806 1953 for international callers.  The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through April 24, 2011.  To access the replay, dial 1 866 932 5017 within the United States or +44 207 111 1244 for international callers and enter 3221784#.  A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2011.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
($ in thousands except per share amounts)

	1Q 2011	1Q 2010
	Jan. 1 - Mar. 31, 2011	Jan. 1 - Mar. 31, 2010
	Unaudited	Unaudited

Net Income	4,014	(2,209)
Amortization of unrealized loss of interest rate swaps	466	6,060
Fair value (gain)/loss on derivative financial instrument	(716)	(5,073)
Net Income adjusted for non-cash financial items	3,764	(1,222)

Weighted average number of shares (diluted)	57,599,218	48,688,005
Net Income adjusted for non-cash financial items
per share	0.07	(0.03)

Net income	4,014	(2,209)
Amortization of unrealized loss of interest rate swaps	466	6,060
Fair value (gain)/loss on derivative financial instruments	(716)	(5,073)
Depreciation and amortization	6,753	7,008
Free cash flow from operations after contractual
debt service	10,517	5,786

Free cash flow from operations after contractual
debt service per share	0.18	0.12

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2011

FINANCIAL INFORMATION

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

ASSETS	Note	March 31, 2011	December 31, 2010
		Unaudited	Audited
Current assets
Cash and cash equivalents		$102,184	58,569
Accrued charter hire		404	464
Prepaid expenses		3,602	2,713
Total current assets		106,190	61,746

Vessels	5	461,100	412,744
Other assets		384	21
Other long term receivables		836	844
Deposit for vessel acquisition	5	6,700	5,500
Total assets		575,211	480,855

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		5,329	4,449
Derative financial instruments		3,086	3,065
Prepaid charter hire		7,833	8,088
Total current liabilities		16,248	15,602

Non-current liabilities
Long term debt	4	292,365	265,231
Derative financial instruments	4	2,486	3,224
Other long term liabilities		420	457
Total non-current liabilities		295,271	268,912

Total liabilities		311,519	284,514

Stockholders' equity
Common stock	6, 7	641	487
Paid-in additional capital	6, 7	308,144	240,537
Retained earnings/(deficit)		(43,065)	(42,188)
Other components of equity		(2,029)	(2,495)
Total stockholders equity		263,691	196,341

Total liabilities and stockholders' equity		575,211	480,855

CONDENSED CONSOLIDATED STATEMENT OF INCOME STATEMENT
($ in thousands, except per share amounts)
		1Q 2011	1Q 2010
	Note	Jan. 1 - Mar. 31, 2011	Jan. 1 - Mar. 31, 2010
		Unaudited	Unaudited
Gross revenues		$22,269	$22,417

Operating expenses
Voyage expenses		(1,299)	-
Vessel expenses		(6,434)	(7,180)
Depreciation and amortization	5	(6,753)	(7,008)
General and administrative		(2,437)	(1,827)
Total operating expenses		(16,923)	(16,015)

Operating income		5,346	6,402

Interest income		43	19
Interest expense		(1,600)	(3,933)
Fair value gain/(loss) on derative financial instruments	4	250	(4,697)
Profit/(loss) before tax		4,038	(2,209)

Income tax expense		(23)	-
Net income/(loss) after tax		$4,014	$(2,209)
Attributable to the owners of parent		$4,014	$(2,209)

Basic net income per share		0.07	(0.05)
Diluted net income per share		0.07	(0.05)

Weighted average number of shares (basic)		57,544,595	48,688,005
Weighted average number of shares (diluted)		57,599,218	48,688,005

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$4,014	$(2,209)

Other comprehensive income:
Reclassification adjustment from previous cash flow hedges		466	6,060

Total comprehensive income for the period		$4,480	$3,851

Attributable to the owners of parent		$4,480	$3,851

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
($ in thousands)
		1Q 2011	1Q 2010
	Note	Jan. 1 - Mar. 31, 2011	Jan. 1 - Mar. 31, 2010
		Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income		$4,014	(2,209)
Items included in net income not affecting cash flows:
Depreciation and amortization		6,800	7,056
Amortization related to interest and swap expense		(250)	987
Deferred compensation related to options and restricted stock		221	244
Changes in operating assets and liabilities:
Accrued charterhire, prepaid expenses and long term receivables		(821)	(281)
Accounts payable, accrued expenses, prepaid charter hire and long term liabilities		588	(975)
Net cash provided by operating activities		10,553	4,822

Cash Flows from Investing Activities:
Decrease/(increase) in vessel acquisitions deposits		(1,200)	-
Investment in vessels		(55,102)	-
Investment in fixtures and fittings		(371)	-
Net cash used in investing activities		(56,673)	-

Cash flows from Financing Activities
Issuance of common stock	6, 7	67,540	-
Cash dividends paid	7	(4,892)	(97)
Issuance of long term debt, net of acquisition costs		27,088	-
Repayment of long-term debt		-	(28,000)
Net cash provided by/(used) in financing activities		89,736	(28,097)

Net increase/(decrease) in cash and cash equivalents		43,615	(23,275)
Cash and cash equivalents at beginning of period		58,569	72,664
Cash and cash equivalents at end of period		102,184	49,389

Specification of items included in operating activities:
Interest paid		1,481	4,275
Interest received		43	27

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
($ in thousands except shares)
Unaudited

	Common Stock		Paid-in	Retained	Cash Flow	Total
	Shares	Amount	Additional Capital	Earnings	Hedges	equity

Balance at January 1, 2010	48,675,897	$487	$239,624	$(33,824)	$(14,363)	$191,924
Total comprehensive income				(2,209)	6,060	3,851
Cash dividends declared and paid				(97)		(97)
Issue of common stock						-
Compensation related to options and restricted stock	26,284		244			244
Balance at March 31, 2010	48,702,181	487	239,868	(36,130)	(8,303)	195,922

Balance at January 1, 2011	48,921,961	$487	$240,537	$(42,188)	$(2,495)	$196,341
Total comprehensive income				4,014	466	4,480
Cash dividends declared and paid				(4,892)		(4,892)
Issue of common stock	15,425,300	154	67,387			67,541
Compensation related to options and restricted stock			221			221
Balance at March 31, 2011	64,347,261	641	308,145	(43,066)	(2,029)	263,691

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2011

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a limited company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at 26 New Street, St Helier, Jersey, Channel Islands.

Note 2 – General accounting principals

The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2010.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2010 audited consolidated financial statements.

The Board confirms that these interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2011 but not currently relevant to the group (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements;

●	Revised IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. Effective 1 January 2011.

●	Classification of rights issues’ (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010.

●	IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective 1 July 2010.

●
Prepayments of a minimum funding requirement’ (amendments to IFRIC 14). The amendments correct an unintended  consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their  interaction’.

●	Annual Improvements project, The improvement project is an annual project that provides a mechanism for making necessary but non urgent amendments in several standards.

Note 3 – Segment reporting

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.  The Company’s vessels carry crude oil only and the vessels that are chartered to OSG are chartered to companies incorporated in the Marshall Islands.

Note 4 – Interest bearing debt

As of March 31, 2011, DHT had interest bearing debt totalling $293,500,000 of which $194,000,000 is priced at Libor+0.70%, $72,000,000 is priced at Libor+0.85% and the new loan for the financing of the DHT Phoenix entered in to in the first quarter of 2011 totalling $27,500,000 is priced at Libor+2.75%. Interest is payable quarterly in arrears. As of March 31, 2011, the Company had one interest rate swap in an amount of $65,000,000 under which DHT pays a fixed rate of 5.95% including margin of 0.85%. From January 1, 2009 the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

The Company’s credit agreements contain a financial covenant related to the charter-free market value of the Company’s vessels that secure the obligations under the credit facilities. With regards to the credit agreement related to the DHT Phoenix entered into in the first quarter of 2011, the charter free value of the vessel shall at all times be above 130% of the outstanding under loan. As of March 31, 2011 the Company was in compliance with the financial covenant.

Note 5 – Vessels and Vessel Acquisitions

For purposes of calculating the depreciation of our vessels, the scrap value used to calculate the estimated residual values has been changed as of January 1, 2011 to $300 per ton.  This will reduce the depreciation on our vessels owned as of January 1, 2011 by about $2.2 million per year.

On March 1, 2011 DHT took delivery of the DHT Phoenix, a 1999 built VLCC. The purchase price was $55,000,000 which has been financed with cash and $27,500,000 in debt financing. The vessel is expected to enter the Tankers International Pool in April 2011.

On March 21, 20110 DHT agreed to acquire a VLCC built 2002 for $67,000,000. As of March 31, 2011 a deposit of $ 6,700,000 for the acquisition of the vessel had been paid. The vessel will be delivered during the second quarter of 2011 and will be named DHT Eagle. The vessel will be employed on a two year time charter at $32,300 net per day. The company will finance the acquisition with cash at hand and bank debt.

Note 6 – Equity Offering

In February 2011, DHT issued a total of 15,425,300 shares of common stock with par value of $0.01 per share for total net proceeds of $67,540,343 after underwriting discount and expenses amounting to $4,187,302.

Note 7 – Stockholders equity and dividend payment

Stockholders' equity:

	Common stock	Preference stock
Issued at December 31, 2010	48,921,961	0
New shares issued	15,425,300	0
Issued at March 31, 2011	64,347,261	0
Par value	$0.01	$0.01
Numbers of shares authorized for issue
at March 31, 2011	100,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preference stock:
Terms and rights of Preference shares will be established by the board when or if such shares would be issued.

Dividend payment:

Dividend payment as of March 31, 2011:

Payment date:	Total payment	Per share
February 11, 2011	$ 4.9 million	$0.10
Total payment as of March 31, 2011:	$ 4.9 million	$0.10

Dividend payment 2010:

Payment date:	Total payment	Per share
June 8, 2010	$ 4.9 million	$0.10
September 17, 2010	$ 4.9 million	$0.10
November 22, 2010	$ 4.9 million	$0.10
Total payment in 2010:	$ 14.7 million	$0.30

Note 8 - Financial risk management, objectives and policies

Note 9 in the 2010 annual report provides for details of financial risk management objectives and policies.

The Company’s principal financial liabilities consist of long term debt and derivatives. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 9 – Subsequent Events

On April 14, 2011 the Board of Directors approved a dividend of $0.10 per share to be paid on May 9, 2011 to shareholders of record as of April 29, 2011 amounting to $6.4 million related to the first quarter 2011.